SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Act of 1934

For the month of April, 2003

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile (“the Bank”) in local newspapers on April 25, 2003, regarding financial statements for the three months ended March 31, 2003.

Banco de Chile and Subsidiaries

Consolidated Financial Statements

as of March 31, 2003 and 2002

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

(Expressed in million of Chilean pesos)

ASSETS	2003 MCh$	2002 MCh$

CASH AND DUE FROM BANKS	769,301.2	784,073.1

LOANS:
Commercial loans	2,525,457.5	2,618,828.0
Foreign trade loans	631,745.5	570,137.8
Consumer loans	430,965.1	427,153.7
Mortgage loans	1,157,162.3	1,304,767.1
Leasing contracts	266,720.2	248,162.4
Contingent loans	379,540.4	351,131.2
Other outstanding loans	629,805.1	441,380.0
Past due loans	147,362.7	139,985.8

Total loans	6,168,758.8	6,101,546.0
Allowance for loan losses	(192,004.1)	(208,198.7)

Total loans, net	5,976,754.7	5,893,347.3

OTHER LOANS:
Interbank loans	19,523.0	99,616.7
Investments purchased under agreements to resell	19,584.1	20,981.2

Total other loans	39,107.1	120,597.9

INVESTMENTS:
Government securities	943,869.2	1,077,362.9
Other financial investments	472,382.8	592,569.5
Investment collaterall under agreements to repurchase	368,888.6	334,841.2
Assets held for leasing	7,535.2	9,310.8
Assets received in lieu of payment	19,351.9	34,545.5
Other non financial investments	2.6	2.1

Total investments	1,812,030.3	2,048,632.0

OTHER ASSETS	203,704.3	268,392.8

FIXED ASSETS:
Bank premises and equipment, net	136,975.1	149,359.1
Investments in other companies	4,375.9	5,533.8

Total fixed assets	141,351.0	154,892.9

Total assets	8,942,248.6	9,269,936.0

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,

(Expressed in million of Chilean pesos)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2003 MCh$	2002 MCh$

DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,175,911.7	901,483.2
Time deposits	3,692,880.9	4,064,206.3
Other demand and time deposits	452,292.8	610,832.6
Securities sold under agreements to repurchase	380,735.8	348,526.9
Mortgage finance bonds	1,038,804.7	1,395,806.7
Contingent liabilities	379,583.1	350,712.5

Total deposits and other liabilities	7,120,209.0	7,671,568.2

BONDS ISSUED:
Bonds	4,480.5	6,922.2
Subordinated bonds	276,199.8	270,253.0

Total bonds issued	280,680.3	277,175.2

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	3,565.6	4,326.3
Other Central Bank borrowings	18.9	—
Borrowings from domestic financial institutions	86,125.4	48,161.5
Foreign borrowings	558,561.2	264,594.3
Other liabilities	43,320.8	66,906.7

Total borrowings from financial institutions and Central Bank	691,591.9	383,988.8

OTHER LIABILITIES	230,540.4	331,980.4

Total liabilities	8,323,021.6	8,664,712.6

VOLUNTARY ALLOWANCE FOR LOAN LOSSES	20,557.3	34,969.9

MINORITY INTEREST	3.5	4.5

SHAREHOLDERS’ EQUITY:
Capital and reserves	558,466.8	557,571.1
Other equity accounts	8,983.1	(455.6)
Net income for the period	31,216.3	13,133.5

Total shareholders’ equity	598,666.2	570,249.0

Total liabilities and shareholders’ equity	8,942,248.6	9,269,936.0

	2003 MCh$	2002 MCh$
OPERATING RESULTS:
Interest revenue	139,698.8	144,921.9
Gains from trading activities	10,517.2	7,990.5
Income from fees and other services	25,398.9	21,110.6
Other operating income	3,580.4	2,687.5

Total operating revenues	179,195.3	176,710.5

Less:
Interest expense	(52,376.7)	(64,757.4)
Losses from trading activities	(4,768.6)	(1,799.7)
Expenses from fees and other services	(4,129.3)	(2,338.9)
Losses from foreign exchange transactions	(11,726.9)	(2,957.2)
Other operating expenses	(796.7)	(1,374.2)

Gross margin	105,397.1	103,483.1
Personnel salaries and expenses	(29,676.1)	(31,557.4)
Administrative and other expenses	(22,644.1)	(23,886.3)
Depreciation and amortization	(5,039.1)	(5,756.0)

Net margin	48,037.8	42,283.4
Provision for loan losses	(13,907.3)	(39,010.6)
Loan loss recoveries	4,355.1	2,697.7

Total operating income	38,485.6	5,970.5

NON OPERATING RESULTS:
Non operating income	1,526.1	2,947.4
Non operating expenses	(4,029.5)	(2,808.2)
Equity participation in net income (loss) in investments in other companies	(54.3)	(153.6)
Net loss from price-level restatement	(2,218.1)	1,776.4

Income before income taxes	33,709.8	7,732.5
Income taxes	(2,493.7)	1,155.3

Income after income taxes	31,216.1	8,887.8
Minority interest	0.2	0.1

Surplus	31,216.3	8,887.9
Voluntary loan loss allowance	—	4,245.6

Net income for the period	31,216.3	13,133.5

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003

Banco de Chile

/S/ PABLO GRANIFO L.
By:	Pablo Granifo Lavín
General Manager